UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 23, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 30, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: July 30, 2009

09-28-TC

Teck Announces Full Production at Trail and Update on Coal Sales

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) today announced that its Trail Operations will return to full refined zinc production of 25,000 tonnes per month effective September 1st after operating at a curtailed rate of approximately 20,000 tonnes per month since December 2008. Teck's mined zinc production will not be affected, as the higher refinery production rate will be achieved by Trail taking delivery of its full contracted tonnage of Red Dog concentrate.

Strengthening customer demand over the past several months has depleted refined metal inventories to minimal levels, and orders for specific products by a large number of steel mill customers for Q3 and Q4 are 44% above the order rate for the first half of the year. Trail produces zinc grades and product shapes to meet customer specifications that cannot be met by metal in LME warehouses.

Teck also announced today that it has reached agreement with most of its traditional coal customers on 2009 coal year deliveries, with pricing consistent with the previously announced 2009 coal year benchmark settlement price of US$128 per tonne. Teck’s realized average coal price for 2009 calendar year is expected to be between US$155 – US$160 per tonne. The expected realized price includes the impact of tonnage to be delivered at 2008 coal year prices. For the 2009 coal year which began April 1st, Teck expects to deliver 3 million tonnes of coal at 2008 prices, of which 1.5 million tonnes were delivered in the second quarter.

Teck expects clean coal production to be approximately 12 million tonnes for the second half of the 2009 calendar year with the benefit of higher pre-stripping rates during the first half of the year. Additional equipment and manpower would be required in order to maintain production at this annualized rate of 24 million tonnes past the end of 2009, but a number of factors including anticipated 2010 market conditions will be reviewed before any decision can be made.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved. Forward-looking statements include statements regarding Teck’s expectations regarding coal sales volumes, realized coal prices, and zinc and coal production volumes.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, failure of Teck’s customers to meet their contractual obligations, changes in conditions in the steel market, changes in foreign exchange rates, unplanned disruptions in production or transportation, changes in general economic conditions or conditions in the markets for metallurgical coal and zinc, and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Torontjo Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Resources Limited

(604) 699-4014

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